May 25, 2006

Via U.S. Mail

Lewis W. Dickey, Jr.
Chairman, President and Chief Executive Officer
Cumulus Media Inc.
14 Piedmont Center, Suite 1400
Atlanta, Georgia  30305

	Re:	Cumulus Media Inc.
		Schedule TO-C filed May 10, 2006
		Schedule TO-I filed May 17, 2006
		SEC File No. 5-54277

Dear Mr. Dickey:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
Schedule TO
Exhibit (a)(1)(A) - Offer to Purchase for Cash
	Summary Term Sheet, page v
1. In your discussion of "How will we pay for the shares?" you mention that you will not pay an aggregate purchase price for shares purchased in the Offer in excess of $200 million, inclusive of the shares of Class B Common Stock. Assuming the maximum number of shares is tendered in the Offer and the Purchase Price is at $12.50 per share, it would appear that the aggregate purchase price will exceed $200 million, inclusive of the shares of Class B Common Stock.
Please advise us as to the consequences in the event this potential outcome becomes reality.
	The Tender Offer, page 3
2. In an appropriate place in this discussion, disclose how you will notify shareholders of the price you have determined you will pay for shares tendered in the tender offer.
	4. Withdrawal Rights, page 11
3. See the penultimate paragraph in this section. Please revise to explain why you may be "unable to purchase shares in the Offer for any reason" other than a failure of condition.

	5. Purchase of Shares and Payment of Purchase Price, page 12
4. Revise your disclosure to clarify that you will pay the exchange consideration "promptly," not "as soon as practicable," following the
Expiration Time.  Refer to Rules 13e-4(f)(5) and 14e-1(c).
Similarly
revise the disclosure that appears throughout the document to clarify that you will pay for shares tendered or return the shares not accepted for exchange "promptly," not "as promptly as practicable," following the expiration of the Offer.
7. Conditions of the Offer, page 13
5. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the reference to "threatened" in the sixth and eighth bullet points. Please revise to clarify the conditions in accordance with this comment.
	9.  Source and Amount of Funds, page 16
6. We note that the offer remains subject to a financing condition.
In this regard, please note our position that a material change in the offer occurs when the offer becomes fully financed (i.e. the financing condition is satisfied) and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction or waiver of the financing condition. Please advise us of your intent in this regard.
7. Confirm to us that when the financing is complete, you will file the relevant loan agreement as an exhibit in accordance with Item 1016(b) of Regulation M-A.

      10.  Certain Information Concerning Cumulus, page 17
8. We note that you refer to the public reference facilities maintained by the SEC at 450 Fifth Street N.W., however, those offices have moved. The new address is 100 F Street N.E. Please revise.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

      							Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (404) 581-8330:

Mark L. Hanson, Esq.
Jones Day
Cumulus Media Inc.
May 25, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE